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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No. 2)

                               WMS INDUSTRIES INC.
                                (Name of Issuer)

                     Common Stock, par value $0.50 per share
                         (Title of Class of Securities)

                                    929297109
                  --------------------------------------------
                                 (CUSIP Number)

                                Louis J. Nicastro
                                 Orrin J. Edidin
                             c/o WMS Industries Inc.
                          3401 North California Avenue
                             Chicago, Illinois 60618
                            Telephone: (773) 961-1111
                  --------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 19, 1998
                  --------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

                               (Page 1 of 5 Pages)




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CUSIP NO.  929297109                     13D                PAGE 2 OF 5 PAGES

1.       Name Of Reporting Person

         I.R.S. Identification No. of Above Person (Entities Only)
                  Louis J. Nicastro
-----------------------------------------------------------------------
2.       Check The Appropriate Box If A Member Of A Group       (a)  / /
                                                                (b)  / /
-----------------------------------------------------------------------
3.       SEC Use Only
-----------------------------------------------------------------------
4.       Source of Funds
                           00
-----------------------------------------------------------------------
5.       Check Box If Disclosure Of Legal Proceedings Is Required
         Pursuant To Item 2(d) or 2(e)                                / /
-----------------------------------------------------------------------
6.       Citizenship Or Place Of Organization
                  United States of America
-----------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY
OWNED BY EACH REPORTING PERSON WITH

         7.       Sole Voting Power
                        4,632
         --------------------------------------------------------------
         8.       Shared Voting Power
                    6,917,700
         --------------------------------------------------------------
         9.       Sole Dispositive Power
                        4,632
         --------------------------------------------------------------
         10.      Shared Dispositive Power
                         -0-
         --------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned By Each Reporting Person
                    6,922,322
-----------------------------------------------------------------------
12.      Check Box If The Aggregate Amount In Row (11) Excludes Certain
         Shares                                                  / /
-----------------------------------------------------------------------
13.      Percent Of Class Represented By Amount In Row (11)
                 25.3%
-----------------------------------------------------------------------
14.      Type Of Reporting Person
                   IN
-----------------------------------------------------------------------



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CUSIP NO.  929297109                     13D                PAGE 3 OF 5 PAGES

1.       Name Of Reporting Person
         I.R.S. Identification No. Of Above Person (Entities Only)
                  Neil D. Nicastro
-----------------------------------------------------------------------
2.       Check The Appropriate Box If A Member Of A Group       (a)  / /
                                                                (b)  / /
-----------------------------------------------------------------------
3.       SEC Use Only

-----------------------------------------------------------------------
4.       Source of Funds
                           Not Applicable
-----------------------------------------------------------------------
5.       Check Box If Disclosure Of Legal Proceedings Is Required
         Pursuant To Item 2(d) or 2(e)                                / /
-----------------------------------------------------------------------
6.       Citizenship Or Place Of Organization
                  United States of America
-----------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY
OWNED BY EACH REPORTING PERSON WITH

         7.       Sole Voting Power
                      1,069,286
         --------------------------------------------------------------
         8.       Shared Voting Power
                      6,917,700
         --------------------------------------------------------------
         9.       Sole Dispositive Power
                      1,069,286
         --------------------------------------------------------------
         10.      Shared Dispositive Power
                         -0-
         --------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned By Each Reporting Person
                      7,986,986
-----------------------------------------------------------------------
12.      Check Box If The Aggregate Amount In Row (11) Excludes Certain
         Shares                                                   / /
-----------------------------------------------------------------------
13.      Percent Of Class Represented By Amount In Row (11)
                 28.1%
-----------------------------------------------------------------------
14.      Type Of Reporting Person
                   IN
-----------------------------------------------------------------------




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CUSIP NO.  929297109                     13D                PAGE 4 OF 5 PAGES


This Amendment No. 2 hereby amends the Statement on Schedule 13D, previously filed by Mr. Louis J. Nicastro and Mr. Neil D. Nicastro with respect to the common stock, par value $0.50 per share ("Common Stock"), of WMS Industries Inc., a Delaware corporation (the "Company"). Only the items specifically included below are amended, and the remainder of the Statement on Schedule 13D is unchanged.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Mr. Louis J. Nicastro exercised his options to purchase 629,554 shares of Common Stock on March 19, 1998. The aggregate exercise price for the shares was $13,437,200, and the funds used for this purpose were borrowed from CIBC Oppenheimer Corp. On March 19, 1998, Louis J. Nicastro sold such shares over the New York Stock Exchange pursuant to an S-8 prospectus for an aggregate net sale price, after commissions, of $18,886,620.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        Mr. Louis J. Nicastro may be currently deemed the beneficial owner of 6,922,322 shares, or approximately 25.3% of the issued and outstanding shares of Common Stock of the Company (based upon 27,370,661 shares of Common Stock outstanding on March 19, 1998). Mr. Louis J. Nicastro has shared voting power with respect to 6,917,700 of such shares. Mr. Louis J. Nicastro does not have sole or shared dispositive power with respect to these 6,917,700 shares. Mr. Louis J. Nicastro has sole voting and dispositive power with respect to 4,632 of such shares.

       Mr. Neil D. Nicastro may be currently deemed the beneficial owner of 7,986,986 shares, or approximately 28.1% of the issued and outstanding shares of Common Stock of the Company (based upon 28,377,947 shares of Common Stock, consisting of 27,370,661 shares of Common Stock outstanding on March 19, 1998 and 1,007,286 shares of Common Stock issuable upon the exercise of options deemed to be outstanding for purposes of this calculation). Mr. Nicastro has shared voting power with respect to 6,917,700 of such shares. Mr. Nicastro does not have sole or shared dispositive power with respect to these 6,917,700 shares. Mr. Nicastro has sole voting and dispositive power with respect to 1,069,286 of such shares, 1,007,286 of which may be acquired by Mr. Nicastro pursuant to stock options within 60 days of the date of this Statement on
Schedule 13D.

        Mr. Louis J. Nicastro and, if he is unable to perform his duties under the Proxy Agreement, Mr. Neil D. Nicastro share voting power with respect to 6,917,700 shares of Common Stock with Mr. Sumner M. Redstone, a citizen of the United States of America with a business address at 200 Elm Street, Dedham, Massachusetts 02026, and National Amusements, Inc., a Maryland corporation with a business address at 200 Elm Street, Dedham, Massachusetts 02026.



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CUSIP NO. 929297109                      13D              PAGE 5 OF 5 PAGES


       Based upon information contained in Amendment No. 20, dated January 7, 1997 to the Statement on Schedule 13D filed by Mr. Sumner M. Redstone with the Securities and Exchange Commission (the "Redstone 13D"), Mr. Redstone is currently the beneficial owner, with sole dispositive power and shared voting power, of 3,433,800 shares, or approximately 12.5% of the issued and outstanding Common Stock of the Company (based upon 27,370,661 shares of Common Stock outstanding on March 19, 1998). As a result of his stock ownership in National Amusements, Inc., Mr. Redstone is deemed the beneficial owner of an additional 3,483,900 issued and outstanding shares of Common Stock of the Company, for a total of 6,917,700 shares of Common Stock, or approximately 25.3% of the issued and outstanding shares of Common Stock of the Company (based upon 27,370,661 shares of Common Stock outstanding on March 19, 1998).

        Based upon information contained in the Redstone 13D, National Amusements, Inc. is currently the beneficial owner, with sole dispositive and shared voting power, of 3,483,900 shares, or approximately 14.4% of the issued and outstanding Common Stock of the Company (based upon 27,370,661 shares of Common Stock outstanding on March 19, 1998).

        During the past 60 days, the only transaction that either of the reporting persons participated in with respect to the Company's Common Stock was the one reported herein.

                                   Signatures

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information in this statement is true, complete and correct.

/s/ Louis J. Nicastro

----------------------------------           March 19, 1998
   Louis J. Nicastro

 /s/ Neil D. Nicastro

 -----------------------------------         March 19, 1998
  Neil D. Nicastro